Exhibit 99.9

                                  WALT ANDERSON
                          3050 K Street, NW, Suite 250
                             WASHINGTON, D.C. 20007
                            United States of America


Dear Shareholder,

I am writing on behalf of myself, Gold & Appel Transfer S.A. and Entree International, Inc., together representing 26.5% of the equity of Espirit Telecom Group, Plc. We urge you to support the resolutions to remove David Oertle, John McMonigall, Dominic Shorthouse and Sir Robin Biggam as directors of the Company and, in addition, to remove Mr. Oertle as CEO of the Company.

In short, my complaint against Mr. Oertle, Mr. McMonigall and Mr. Shorthouse (whom I shall refer to as "the Trio", for the sake of convenience) is that they have acted in a covert manner, inconsistent with their duties to your Company, so as to undermine and usurp the authority of your Board of Directors. This, taken in Mr. Oertle's case with my concerns about the effect of his management style upon the culture of Espirit (which culture plays a significant part in its ongoing success), leads me to conclude that they should no longer be entrusted with running Espirit and should be removed from the Board and, in the case of Mr. Oertle, from his executive duties.

As to Sir Robin, I make no complaint about his conduct. My concerns are (1) that I was invalidly removed from my position as Chairman and replaced by Sir Robin in a Boardroom coup orchestrated by the Trio and (2) that Sir Robin, who has no previous experience leading a telecommunications company and has never been involved in a fast growing, entrepreneurial company, is simply not the right person to Chair our Company at a critical phase in its life.

I do not want to burden you with excessive detail but it is important that you understand what led me, as the founder of our Company, to reach my current views. I can, of course, expand upon the historical details at the EGM. I also want to stress that what is set out here is only what I have been able to discover since 24th September 1998. I have not had an opportunity to justify a vote in favor of the resolutions we have proposed.

The details of my argument are set forth in the following appendices:

(1)      The breaches of authority by the Trio.

(2)      Questions which the Trio should be required to answer.

(3)      Mr. Oertle's damaging management style.

(4)      The position of Sir Robin Biggam.

The Trio have engaged in a pattern of surreptitious behavior that concealed material information from the full Board of Directors of your company and that significantly exceeded the authority granted to them acting as the Company's Remuneration Committee. Such conduct is simply inconsistent with the duty of directors who should be acting in the best interests of all of the company's shareholders.
                                       -2-

These actions alone should be enough to justify the removal of the Trio from directorial and executive responsibility in this or any other public company. But the Trio has not only asked you to allow them to continue in office in office, but has proposed more: They ask you to vote to remove me from the Board. You must ask why? According to their solicitation materials, because of my style in conducting board meetings as Chairman and because I am alleged to have interfered with management's authority. They provide no details or other evidence. They only asked for my removal when I insisted on pursuing my investigation into their alleged fiduciary violations.

In addressing these charges, a bit of background is relevant. In 1997, after being CEO of our company for six years, I concluded that it was time to bring in successor management to take over day-to-day operation of the company. I initiated the executive search that resulted in the identification of Mr. Oertle as a suitable candidate to run our company. I encouraged him to take the job and was pleased when he did so. Everything in his background indicated to me that he should be a successful CEO. It was with the greatest dismay that I have observed over the past year a management style that is, in my experience, antithetical to the success of a young and growing company like ours. I have summarized this in Appendix 3. At least as important, I urge you to focus on the implications of the Trio's resolution to remove me as a member of the Board of Directors. If that resolution succeeds, our company will have lost the services of the company's founder and the only member of the Board who has proven track record of building from the ground up, successful, telecommunications companies. My record in building private telecommunications companies speaks for itself and is set out in my Statement to you dated 29th October 1998. Indeed, it was I who saw the need for, and the opportunity waiting for people who could build, private telecommunications companies in Europe. That is why I founded Espirit. I also know, from my experience in building telecommunications companies in the United States, that telecommunications technology is evolving with astonishing rapidity, that any young company attempting to compete with established giants in the market faces daunting challenges and that entrepreneurial vision and flexibility are often the key to success. I have deep concerns that a Board managed solely by professional investment advisors and a career manager whose business life has been spent in large, established companies is not the right team, by themselves, to steer our company through the challenging months ahead.

I am the founder of Espirit. The shareholders whom I represent (holding 26.5% of the equity of the Company) have a very real financial interest that drives our determination that the future prosperity of the Company should not be jeopardized.

The Trio have had an opportunity to explain their conduct but they have done so only in the barest of detail. Look at the fundamental questions which remain unanswered (Appendix 2) and ask yourself whether you are content to continue to entrust your investment to these individuals. They have shown no respect for the structures and procedures by which the Company should be run and I fear that Mr. Oertle now regards himself as the only decision-maker.

I believe that it is in the best interests of the Company to resolve to terminate any involvement between the Company and Mr. Oertle, Mr. McMonigall and Mr. Shorthouse. For the reasons described above, I consider that they have acted in a way that is totally inappropriate for the directors of any company. Their actions should not be tolerated. They should not be given the opportunity to remain involved in Espirit where they will be able to take similar (and perhaps more damaging) steps again.

I have an exceptional track record for adding value to the companies with which I have been involved. Esprit Telecom, under my leadership, has been very successful. I believe this is only the beginning and that Esprit can continue to grow successfully. I am very proud of the fact that this success has been attained without sacrificing integrity or principles.

I urge you to vote in favor of the resolutions to remove the Trio and Sir Robin Biggam and against the resolution to remove me as a director of the company.

                                            Yours very truly,

                                            Walt Anderson

13th November 1998

                                   APPENDIX 1

                        BREACHES OF AUTHORITY OF THE TRIO

1. Under the constitution of Esprit, the Board of the Company is given the power to delegate certain functions to committees. On 31st January 1997 the Remuneration Committee was established:

                  "for the purposes of and with the power to determine, approve and administer the ESOS [(i.e. those employee share option schemes that the Company was then considering established)]."

2. The membership of the Remuneration Committee was subsequently altered at a meeting on 4th August 1997. Thereafter, it consisted of the members of the Trio, plus David Reibel, the corporate counsel. The powers of the committee were not extended at this time and accordingly remained as specified above.

3. On 26th February 1998, Mr. Oertle, Mr. McMonigall and Mr. Shorthouse met as the Remuneration Committee and without any reference to the Board purported to consider various matters and reach various decisions which were beyond their authority and which should have been referred to the Board. The two topics considered were, first, my position as Chairman and, second, the Company's executive share option scheme.

The plot to remove me as Chairman

4. In my position as Chairman and with my detailed knowledge of Company affairs, I was at least able to exercise some control over Mr. Oertle. Mr. Oertle presented to Mr. McMonigall and Mr. Shorthouse an ultimatum: either

     I should cease to be Chairman or he would resign. Mr. Oertle had never voiced to me or to the Board any concerns about the performance of my duties or my conduct generally. If it were a resignation issues (as he claims it to be), I would have expected him to tell me or the Board. He did not and for reasons, which they have not explained, neither did Mr. McMonigall and Mr. Shorthouse. Instead, they decided that I should be replaced as Chairman by a non-executive Chairman brought in from outside (i.e. more of a figurehead).

5. The Trio has claimed to rely on advice purportedly given by Lehman Brothers that, if the Company were to be listed on the London Stock Exchange, consideration ought to be given to appointing a new Chairman. I would ask you to disregard this as justifying the actions of the Trio. The advice of Lehman Brothers has never been disclosed: certainly, it was not given to the Board, nor does it appear to have been formalized. I suspect that it was nothing more than an informal opinion from one individual. In any event, no decision has been taken by the Board in relation to a London listing (indeed, it was not even discussed by the Board until June).

6. Having taken the decision to remove me, the Trio then decided to engage search agents to find a non-executive director who might be appointed Chairman. This was done purportedly on behalf of the Board of the Company, although it was done without any authority and without ever disclosing it to the Board. It appears now to be accepted that they had no authority to so resolve. The minutes of the meeting were not disclosed until seven months later, by which time, the Trio's plans had been advanced considerably.

7. As a consequence of the decisions taken by the Trio on 26th February, search agents were appointed and, in due course, they identified a possible candidate for non-executive director and Chairman. That candidate was Sir Robin Biggam. Even at this stage, nothing was said to the Board, Mr. Oertle took it upon itself to interview Sir Robin and ascertained that he would accept the post if offered it. On September 3, 1998, again without notice to the full Board, the Remuneration Committee agreed on a compensation package of 50,000 pounds ($80,000) for the new Chairman and indicated that he had agreed.

8. In September, I became aware of the plan to remove me as Chairman but not of the proposal to appoint Sir Robin Biggam. Only after investigating the matter further did I discover the covert and unauthorized activities of the Trio. I raised my concerns regarding the conduct of the Trio at a Board meeting on 24th September 1998. It was decided that Rowe & Maw, the Company's solicitors, should conduct an investigation. Their report was presented on 2nd October. Among other matters, they concluded that Mr. Oertle, Mr. McMonigall and Mr. Shorthouse had acted in breach of their fiduciary duty to the Company in engaging search consultants as described above. Notwithstanding that, I do not believe that the report was sufficiently thorough and it certainly cannot be relied upon to exonerate the Trio. There are a great many important questions left unanswered. I have set these out in Appendix 2. I invite you to put these questions to the Trio. I have sought a fuller investigation but the Trio and Sir Robin Biggam constitute a majority of the Board and so I am not optimistic that my request will ever be acted upon.

9. The first that the full Board knew of the Trio's plans to appoint Sir Robin Biggam as Chairman was at the Board meeting on 5th October when, without notice beforehand, Mr. McMonigall and Mr. Shorthouse offered resolutions to remove me as Chairman, to appoint Sir Robin as non-executive director and to appoint him as Chairman. As you will see from Appendix 4, I dispute that these resolutions were effectively carried. Such behavior is, I believe, inexcusable.

The Management Share Option Plan

10. Also on 26th February 1998, and again without reference to the Board, the Remuneration Committee purported to establish a new share option scheme for the benefit of the senior management of Esprit. This was termed the Management Share Option Plan ("MSOP").

11. As I have described above, the powers of the Remuneration Committee were limited to the power to "determine, approve and administer the ESOS". The "ESOS" was defined to mean the employees share option schemes under consideration by the Company on 31st January 1997. The MSOP was not such a scheme.

12. After their investigation, Rowe & Maw concluded that the MSOP was a Sub-Plan of the ESOS Global Plan and was accordingly something that the Remuneration Committee had power to establish. My solicitors have advised me that this conclusion is wrong and have written to Rowe & Maw accordingly. Perhaps symptomatic of the deficiencies in the Rowe & Maw report concerning this issue (and others) is the fact that other powers of the committee are not even accurately quoted. The reasoning in the report proceeds, erroneously, from this misquotation.

13. On 3rd September 1998, the Remuneration Committee held a further meeting without reference to the Board and purported to resolve, among other things, to introduce change of control provisions into the terms of the options granted under the MSOP. I consider that the financial impact of this change may be as high as US$20 million but (after several ignored requests ) I have only just received the information that will enable me to perform the detailed calculations.

14. Copies of my solicitor's response to Rowe & Maw can be obtained from me on request. To date no reply has been received from Rowe & Maw.

The Nortel contract

15. On 7th October 1998, the Company's Chief Operations Officer entered into a contract with Nortel Networks. This contract, which is worth in excess of $30 million, is plainly of great significance to Esprit. Despite this, other than having approved the business case for this type of contract, the Board was not informed of the negotiations leading to the contract with Nortel and was not given any opportunity to discuss the contract before it was concluded. I understand that the contract was entered into on the say-so of Mr. Oertle alone.

16. Coming so soon after my discovery of the actions of the Trio which I have outlined above, this matter is plainly of great concern. It suggests that the Board is now being routinely bypassed by Mr. Oertle.

17. Similar contracts have in the past been reviewed by the full Board of Esprit. Mr. Oertle appears to consider that he need not even have discussed the contract with the other Board members. I first became aware that the contract had been concluded from a press release to that effect.

18. Even more concerning are the actions that have been taken since the Nortel contract was concluded. Once I had learned about the contract, I asked to see the documents relevant to this contract as a matter of urgency. The Board (led by Mr. Oertle) resolved that I should not be allowed access to the documents, at least until the matter had been investigated by Mr. Merritt (this refusal to allow me access to the company's documents resulted in my making an application to the court - this has now been resolved). For reasons which he has not explained, Mr. Oertle did not see fit, even at the Board meeting at which I raised my concerns regarding the Nortel contract itself, to disclose that negotiations were still going on with Nortel concerning the financing of the contract.

19.  Conclusion

I am convinced that the actions taken by the Trio were taken in full knowledge that they were acting beyond their authority and beyond the mandate of the Remuneration Committee. They conceived a plan and decided to pursue it without reference to the full Board of the Company. Mr. Merritt, Mr. Potter and I were all excluded from any decision making or discussion in relation to this plan.

In concealing from your Board of Directors their actions until I obtained a copy of the relevant minutes, the Trio have brought about the very situation which they have sought to lay at my door, namely a "breakdown in relationships" at Board level. Had Mr. Oertle's alleged concerns been raised openly, a constructive bilateral solution might have been found without the matter having to come before you at an EGM. As it is, there has been no consideration of and investigation by the Board of Mr. Oertle's alleged concerns and no consideration by the Board of Lehman Brothers' advice (if any). What was capable of being resolved by consensus, had it been dealt with openly, has been turned into confrontation.

I believe the Trio have shown an unwillingness to act in an open and accountable manner, which you as a shareholder should demand of any director. I urge you to share my view that the covert actions practiced by the Trio were inconsistent with their acting in good faith (whatever their view as to the best interests of the company) and to support the resolutions to remove them from the Board.

                                   APPENDIX 2

                             QUESTIONS FOR THE TRIO



The Trio have yet to give a satisfactory explanation of their conduct. Questions outstanding include the following:

o What precisely were Mr. Oertle's alleged concerns about me? These have never been articulated. I note that no cause was stated in support of the motion to remove me as Chairman.

o    Why did Mr. Oertle not tell me of his alleged concerns?

o    Why did Mr. Oertle not tell the Board's of his alleged concerns about me?

o Once they knew of concerns, why did Mr. McMonigall and Mr. Shorthouse not bring them to the attention of the Board or to me?

o Why did Mr. McMonigall and Mr. Shorthouse not consider it appropriate to investigate any concerns to see whether they were founded?

o What did Mr. Oertle say to lead Mr. McMonigall and Mr. Shorthouse to believe that he would resign if I did not cease to be Chairman?

o Why was an ultimatum of this importance not brought to the attention of the Board?

o In what circumstances was Lehman Brothers' "indication" given? Was formal advice sought? Why was an opinion of this importance not recorded in writing? Who at Lehman Brothers gave this advice to whom at the Company? Who paid for this advice? Why was the advice not passed on to the Board?

o Why did Mr. McMonigall and Mr. Shorthouse believe that they, as distinct from the Board or the body of shareholders, had to choose between retaining Mr. Oertle and me?

o Why was this decision not put to the Board and why did Mr. McMonigall and Mr. Shorthouse believe that they could act without the authority of the Board?

o Why did the Trio act without authority from the Board in establishing the MSOP? Why was their decision to establish the scheme not disclosed to the Board?

o Why did the Trio introduce change of control provisions into the MSOP options at the meeting on 3rd September without authority from the Board?

I invite you to ask the Trio to answer these questions at the EGM.

                                   APPENDIX 3

                     MR. OERTLE'S DAMAGING MANAGEMENT STYLE


         Esprit was one of the first companies to bring competitive telecommunications services to the European Union countries. In 1992, when we began, few individuals in Europe were trained to operate a company like Esprit. Esprit worked hard to find the right people and then offered additional training and experience in the industry. We now have an experienced, well-trained group of employees and managers.

         We attempted to create a culture similar to that found in Silicon Valley, California - open communication and hard work. Allowing employees to take initiative and giving employee stock options to everyone working at the company from the receptionist to the top managers has helped to foster the culture.

         Now each new start-up in our industry that needs employees would like to recruit individuals with Esprit experience. Virtually anyone working at Esprit can find another job in days (and probably at a higher pay level). Part of what has kept employees loyal to the company is the stock option plan as well as the fact that we have always endeavored to treat all of our employees with respect.

FUTURE SUCCESS BUILT ON "HUMAN CAPITAL"

         The value of all the network assets in Esprit is insignificant when compared to the value of the individuals who work for the company. These employee/partners are critical for the success of the company. We are not a traditional overstaffed, inefficient dinosaur monopoly. Each employee needs to be motivated and effective to keep the company moving forward at a rapid pace. Open communication about both the successes and failures of the company is important in order to allow everyone to understand their role in the overall plans of the company.

MR. OERTLE'S MANAGEMENT STYLE

         David Oertle, in my view, does not trust or respect the employees of Esprit. His management style is management by "force". He insists on concentrating all decision making in himself.

         Many Esprit employees have complained to me and others about what they perceive to be an "Ivory Tower" approach adopted by the company in the past year. Too many good people have left. Many more will leave if Mr.
Oertle is allowed to have full control over the company.

         What this means is that Mr. Oertle lacks vision and creativity for the future of the Company. Tight control over all decision making is not a substitute for the imagination, creativity and plain grit that are required in a highly dynamic business like ours. The founders of Esprit (including me) have given Mr. Oertle an "inventory" of ideas and goals and he is reaching the end of these. I have seen no signs that he is capable of generating on his own the new ideas and approaches that our business will require in the future if it is to achieve the success of which it is capable. It is also unlikely that Mr. Oertle can recruit a "visionary" for the company as he recruited a new Chairman for the Board.

         In my experience, successful competitive telecommunications companies are all characterized by a very close, even intimate, working association between employees and top managers of the company. In any rapidly evolving business, top management must keep abreast of changes that are occurring, on a daily basis, in the marketplace and in the technology. Mr. Oertle's management style is to distance himself from most of the employees of the company. He does not appear to what to hear what is going on in the real world from the people who actually work there. He appears to avoid contact with the employees, vendors and customers who make Esprit possible. In the long run, I believe that this management style has already harmed the Company and will do even more damage in the future.

RECENT INCIDENTS

         To give specific examples of the general concerns stated above, I cite the following:

         The recent secret meetings and the unauthorized decisions initiated by Mr. Oertle show, in my view, a lack of concern for honor, truth and candor. They also show a lack of concern, even bordering on contempt, for the shareholder values in Esprit Telecom.

         The failure of Mr. Oertle to inform the Board about the Nortel contract until it was, for all intents and purposes, a fait accompli is illustrative both of his contempt for the normal processes of corporate governance and his secretive, excessively controlling management style. Major matters such as the Nortel contract simply must be brought before the Board in a timely and open fashion.

         Mr. Oertle has cancelled the Esprit Annual Event where all employees met over a weekend to meet their counterparts in other countries. The monthly newsletter has been cancelled and the free flow of information between departments has been stopped.

         Under Mr. Oertle, there has been a marked decline at Esprit in sensitivity to employees, in the diversity of our workplace, and in an awareness of social concerns that I believe are hallmarks of successful companies in the new technological world.

         I would also point out that Mr. Oertle's presence is in no sense critical to the success of Esprit. The management team I assembled has led Esprit from its inception and the business was performing extremely well in all aspects both before and since Mr. Oertle's arrival. In my judgment, his departure would not cause any disruption in the business and would most likely allow the company to avoid problems I see looming on the horizon.

FUTURE DAMAGE TO ESPRIT TELECOM

         Mr. Oertle has demonstrated beyond doubt that he will exclude members of the Board and other officers of the Company from material matters when it is convenient. He has shown a lack of concern for the rules of governance of Esprit. He has also shown a lack of understanding of the corporate culture that has made Esprit a very special company.

         His attempted coup d'etat against me shows that Mr. Oertle is willing to risk the future of your company in a power play that has no apparent purpose other than to remove me, the person most responsible for the success of the company, from any influence in it.

         His efforts to hire a new chairman who has no entrepreneurial business experience and no experience in the competitive telecommunications business is clear proof that Mr. Oertle wants to silence any voice on the Board that might question his strategy, management style or capacity to run your company.

         Esprit Telecom is still a small company compared to our major competitors (France Tel, BT, Telefonico de Espana, etc.). Esprit needs to have every bit of creativity, knowledge and experience it can gather to be able to grow rapidly in a very difficult environment. Mr. Oertle's decisions simply do not make sense and cannot be justified. Esprit needs vision, creativity and character to go forward, not ruthlessness and secrecy.

                                   APPENDIX 4

                        THE POSITION OF SIR ROBIN BIGGAM

The appointment of a new Chairman in my place was an integral part of the plan hatched by the Trio on 26th February. The steps which led to Sir Robin Biggam's purported appointment on 5th October were taken without consulting or informing the Board. The engagement of search agents, the identification of Sir Robin and his interview with Mr. Oertle were all concealed from the Board.

As I have stated in my personal Statements to you dated 29th October 1998, I am advised that the resolution to remove me as chairman and the subsequent resolution to elect Sir Robin Biggam in my place are invalid and a breach of the Company's articles and its contract with me. This is not the forum in which to analyze the legal position but, if you believe that it would be useful, I can do so at the EGM.

When the matter was finally brought before the Board, it was a fait accompli. All that was before the meeting was a one-page curriculum vitae. Mr. Oertle then spent a minute or two explaining why, in his view, Sir Robin should be Chairman. It was not suggested that other Board members should interview Sir Robin. The views of Lehman Brothers (who, it has been said, had views on the type of Chairman who would be acceptable to the London Stock Market) were not presented to the Board. The process by which your Board purported to select a Chairman who, it was hoped by the Trio, would lead it to a London Stock market listing took no more than three minutes.

         Sir Robin Biggam lacks any experience with rapidly growing, entrepreneurial companies. It is a very different thing to work for a large defense contractor whose business deals almost solely with government contracts (British Aerospace and Fairey Industries, where Sir Robin worked) than to build a company in a truly competitive market.

         Moreover, Sir Robin has no experience whatever in the telecommunications field. Many of the issues that come before the Board of Esprit are technical or strategic and it is impossible to see how someone with Sir Robin's background, however accomplished he may be in his own field of expertise, can be of any real assistance in evaluating such proposals.

         It cannot be stressed too much that our company, competing with the likes of BT, France Tel and other giants, requires at the highest levels, including especially the Board, all of the vision, creativity and expertise in telecommunications technology that it can acquire.

                                      -2-